EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 1203
New York, New York 10016

October 5, 2006

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds
Unites States Securities and
 Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: **Fortissimo Acquisition Corp. (the "Company")
      Registration Statement on Form S-1 originally filed January 31, 2006
      (File No. 333-131417) (the "Registration Statement")**

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Fortissimo Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:00 A.M., Wednesday, October 11, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.



By: _____
    Steven Levine
    Managing Director

159439.1

CF1-00056538